SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pulse Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74587B 10 1

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74587B 10 1

1.	Names of Reporting Persons. NewBEM Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 728,835 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 728,835 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 728,835 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.3% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Represents (i) 658,423 shares of Common Stock directly held by the Reporting Person, (ii) 15,072 shares and 6,699 shares of Common Stock held by Richard Nuccitelli, Ph.D and Pamela Nuccitelli respectively and (iii) options to purchase 46,891 shares and 1,750 shares of Common Stock granted to employees Richard Nuccitelli, Ph.D and Pamela Nuccitelli respectively that are exercisable within 60 days of December 31, 2017. Each of Richard Nuccitelli, Ph.D and Pamela Nuccitelli may be deemed to share voting and dispositive power over the shares of Common Stock held by NewBEM Corporation.
(2)	Based on 16,819,422 of the Issuer’s Common Stock outstanding as of December 31, 2017 and assumes that 48,641 shares underlying the Common Stock options exercisable within 60 days of December 31, 2017 are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

Item 1(a)	Name of Issuer: Pulse Biosciences, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 3957 Point Eden Way, Hayward, CA 94545

Item 2 (a)	Name of Person Filing: NewBEM Corporation

Item 2 (b)	Address of Principal Business Office or, if none, Residence: 1270 Manzanita Drive, Millbrae, CA 94030

Item 2 (c)	Citizenship: United States

Item 2 (d)	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2 (e)	CUSIP Number: 74587B 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 728,835 shares

(b)	Percent of class: 4.3%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 728,835 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 728,835 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2018

NEWBEM CORPORATION

By:	/s/ Richard Nuccitelli
Name: Richard Nuccitelli
Title: Vice President